Issuer Free Writing Prospectus

December 10, 2008

Filed pursuant to Rule 433

Registration No. 333-154274

SPHERIC TECHNOLOGIES, INC.

4708 E. VAN BUREN STREET

PHOENIX, AZ 85008

602-218-9292

WWW.SPHERICTECHNOLOGIES.COM

October 14, 2008

To Our Shareholders:

At long last, following a frustrating and time consuming exercise, we have filed registration documents with the SEC.

Early this year we began the task of registering Spheric Technologies shares with the SEC, with the goal of developing broker support and having a publicly traded stock. In the middle of that undertaking, our investment banking consultant convinced us that Spheric would be better positioned to reach its goals, and shareholders would benefit more, if the Company secured an underwriter and went public in a traditional manner.

After an unfortunate false start, we were able to establish a relationship with an underwriter and begin the job of converting our partially completed registration statement document into the much more complex S-1 registration statement required for an Initial Public Offering (IPO). This has been an arduous task that has taken far more effort and time than we anticipated.

Among the time consuming issues was the need to obtain an SEC-qualified accounting firm to re-audit the three years in which we had used a non-SEC-qualified auditor. By the time audit review was completed, we needed to add another quarter of financial results to keep the figures in our S-1 from going stale.

Finally, while we have an excellent attorney and law firm, our underwriter has equally good counsel, which led to a number of modifications to the 80-page registration document. While that effort consumed more time than we would have liked, I am convinced that the investment in time and internal re-re-review has produced a highly professional document.

With the S-1 now filed, the SEC has to review and comment. We will respond to those comments and file the necessary amendments in order to have the SEC declare it effective. This process will take a number of weeks, it is not possible to accurately predict SEC review time. We also plan to file an application to list our common stock on the American Stock Exchange, subject to completing the IPO. Our underwriter still plans to bring one million shares to market at $6.00/share in a best efforts IPO. That capital infusion should provide the resources to allow us to pursue our growth objectives.

The time taken by legal and accounting issues has been well used.

•	We have upgraded the automation and electronic controls on our lab furnace.

•	The demand on our lab facility has been such that we have ordered a second, more sophisticated microwave furnace, this one capable of operating with high vacuum and controlled internal atmosphere.

•	A feature article was prepared and published in the September issue of the leading trade/technical publication, Ceramic Industry.

•	We had a very well-trafficked booth at the World Congress of the Metal Powder Industry Federation in Washington, DC.

•	We hired a Director of Sales & Marketing to help build our company more rapidly.

Sales and marketing effort has produced several new customer projects. As we are able to release details we will keep you informed. Up to date information about the Company is always available on our Blog, a part of our Web Site. www.spherictech.com

Please call if you have questions.

An additional note on time… while the time taken to ready the S-1 for filing has been a frustration, present market conditions would have probably provided a difficult environment within which to do an IPO. Our Investment Banker believes that several weeks hence, timing and available capital should provide a better environment for the completion of an IPO.

Very truly yours,

Joseph Hines

Chairman and President

PS: To facilitate communications and keep costs at a minimum, we would like to use email whenever possible. If you have an email address and have not provided it to us, please email it to Janice Backus. Her email address is jbackus@spherictech.com.

MONDAY, SEPTEMBER 22, 2008

Sales & Marketing Heating Up

One of the keys to growing our sales of industrial microwave systems is to build an effective sales force.

We took a critical step in that area this month with the hiring a highly experienced and talented Director of Sales & Marketing, Bob Desberg. (You can read the September 2nd press release at our News page).

Bob’s marketing efforts got a jump start with pick-up of our press release by all the major industry publications, including CI – Ceramic Industry, Industrial Heating, PIM - Powder Injection Moulding, International Powder Metallurgy and more.

Bob and other key members of the Spheric Technologies team will be busy attending trade shows and seminars in the coming weeks:

•

A power metal sintering seminar sponsored by MIPF - Metal Powder Industries Federation in Cleveland, September 23-24 (Dinesh K. Agrawal, Professor of Materials, The Pennsylvania State University and a member of Spheric’s Penn State Technical Advisory Group, will present an address on “Microwave Sintering”)

•	The Fuel Cell Seminar & Exposition in Phoenix, October 27- 30 –

•	The American Ceramic Society’s International Conference on Sintering November 16-20 in La Jolla, California.

Bob will make sales calls on prospective customers in each of the conference regions he visits, supplementing other elements of his aggressive sales program.

Also of note... The article “Ride the Wave”, describing the impressive benefits of microwave sintering, is reported by CI – Ceramic Industry magazine to be the 4th most emailed article in their September issue. You can read it here. Spheric Director of Research Karl Cherian was lead author, joined by colleagues from the Penn State Microwave Center.

POSTED BY SPHERIC TECHNOLOGIES AT 3:27 PM

WEDNESDAY, JULY 23, 2008

A Microwave World

The world has been coming to Spheric Technologies... in a way.

Our booth at the 2008 World Congress on Powder Metallurgy & Particulate Materials outside Washington, DC, in June drew lots of attention from the 1,600 registrants. Powder metallurgists and industry executives from 40 countries learned about hot new PM developments and the latest company news.

The presidents of MPIF, the European Powder Metallurgy Association (EPMA), and the Japan Powder Metallurgy Association (JPMA) reviewed PM industry conditions in their respective regions. Statistics indicate that metal powder processing and microwave furnacing are particularly strong in Europe and Asia, putting added pressure on North American industries to catch up. (Spheric Technologies has exclusive North American rights to Penn State high-temperature industrial microwave furnace processing patents, and for sales of custom-built Syno-Therm furnaces.)

Spheric vice president Michael Kirksey and director of applied research Dr. Karl Cherian, joined by Larry Hurtt, international marketing director for Syno-Therm, manned the exhibit hall booth, where they engaged a wide range of prospective customers in substantive discussion of the merits of microwave and its benefits for specific applications.

As a result of that quality exposure and owing to the company’s on going marketing efforts, we have built a significant backlog of orders for processing of new project samples at our Phoenix lab.

As has been true in the past, we cannot go into much detail, owing to non-disclosure agreements required by our customers. We can provide some very general insights into the work we’re doing, however.

We have become known to the burgeoning nanotech industry and we are doing some highly secretive sample processing in that arena.

We recently completed production of sample metal parts for a well- known hand-tools manufacturer, and we processed sample materials for a major lighting manufacturer.

At this writing, we have received a shipment of multiple materials from one of the world’s leading ceramics manufacturers; we expect to begin processing them shortly.

All this sample processing is critical to our business plan. As proven and widely adopted as microwave is in the rest of the developed world, it is still a new technology to North American industry. If all goes as planned, our work with sample materials will convert each company and each industry into eager buyers of our furnaces and sublicenses of our patents.

POSTED BY SPHERIC TECHNOLOGIES AT 2:12 PM

FRIDAY, APRIL 11, 2008

Mining with Microwave

Welcome to our new blog. Your comments or inquiries are always welcome at Talk@SphericTech.com.

An event at Arizona State University (ASU) April 4 provides valuable insight into the potential for high-temperature microwave processing, the key to Spheric Technologies’ future.

Executives from Freeport-McMoRan (the world’s largest publicly traded copper company), Asarco (integrated producer of copper, and other metals) and two other companies met with the dean of the College of Engineering, a number of civil engineering and materials professors, and Spheric Technologies’ chairman Joe Hines and vice president Michael Kirksey.

The purpose was to assemble a working group on mining, cement and water, and focus on exploring and promoting the use of energy- saving microwave systems to assure the sustainability of these key Arizona industries. Arizona has a strong interest in helping the mining industry prosper. It is the nation’s number one mining state with the nation’s largest value of non-fuel mineral production (http://www.admmr.state.az.us/).

The driving force behind this initiative is the internationally recognized authority on industrial microwave, Dr. Rustum Roy, who in addition to holding senior academic appointments at the Penn State Microwave Processing and Engineering Center, ASU and the University of Arizona, serves as a technical advisor to Spheric Technologies.

Microwave’s appeal to the mining industry relates to the high cost of energy use. Few outside the industry know that roughly 2% of all electrical energy produced in the U.S., and a whopping 5% worldwide, is used by the mining industry for comminution – the crushing or grinding of rock and ore (data from the University of Nottingham, presented at NAE Microwave meeting at Penn State 6/06).

In theory, microwave equipment could cut that energy use, and related costs, by up to 80%.

We look forward to working with university-based materials scientists and the mining industry in Arizona and beyond to commercialize and perhaps patent high-efficiency microwave systems that will lower the energy consumption and cost of comminution. This is but one potentially significant revenue- generating opportunity that Spheric Technologies is pursuing.

Be sure to check http://www.spherictech.com/ often for news updates.

POSTED BY SPHERIC TECHNOLOGIES AT 12:58 PM

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by e-mailing Midtown Partners &Co., LLC at info@midtownpartners.com or calling the Company toll-free at 1-877 822-3211.